

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 3, 2015

Jack Dorsey
Chief Executive Officer
Square, Inc.
1455 Market Street, Suite 600
San Francisco, CA 94103

> **Re: Square, Inc.**
> **Amendments No. 1 and 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted August 14, 2015, and August 24, 2015**
> **CIK No. 0001512673**

Dear Mr. Dorsey:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to page numbers refer to amendment no. 1 to your draft registration statement, and references to prior comments are to comments in our July 23, 2015 letter.

Prospectus Cover Page

1.   Please revise your cover page disclosure to specify the aggregate percentage of the combined voting power your existing stockholders will hold following completion of the offering, when known. We acknowledge in this regard the added risk factor on page 38.

Prospectus Summary

Square, Inc.

Our Business, page 1

2.   We refer to the following statement in your summary: "Revenue from our sellers grows consistently over time, resulting in strong retention rates." This sentence could be read to suggest that your services enable your sellers to grow and therefore they continue using your services, resulting in a strong retention rate based on number of sellers. In light of your response to prior comment 6, please revise to clarify whether you are referring here to revenue-based retention rates or number-based retention rates.

 Risk Factors

"We are dependent on payment card networks and acquiring processors…," page 25

3.   You indicate here that you directly access the American Express payment card network, and your response to prior comment 40 advises that you have a two-year agreement with American Express for payment processing services. Please tell us what consideration you gave to discussing in an appropriate place the significance to your business and the material terms of your agreement with American Express. Tell us also how you concluded this agreement is not required to filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. In this regard, please advise what percentage of your total revenues or GPV are processed pursuant to your agreement with American Express.

"Many of our key components are procured…," page 30

4.   Please clarify which of your products incorporate the components of the magnetic stripe-reading element as well as the application-specific integrated circuits provided by the component suppliers referenced here, or otherwise clarify the extent of your reliance on each of these sole suppliers.

Selected Consolidated Financial and Other Data

Key Operating Metrics and Non-GAAP Financial Measures

Adjusted EBITDA, page 58

5.   We note your response to prior comment 22. It appears that you have excluded the Starbucks contract that you have decided not to renew because you do not believe it is reflective of ongoing business operations.   However, you have not excluded contracts with other customers who have decided not to renew their agreements with you. You indicate that this is because the company or those sellers had the unilateral right to terminate such agreements. We note that these contracts also have an impact on ongoing

business operations and it is unclear why you reflect contracts that you have decided not to renew differently than contracts that your sellers have decided not to renew. Further, it does not appear that this adjustment complies with the criteria in Item 10(e)(1)(ii)(B) of Regulation S-K. In this regard, it appears that you have incurred these revenues and costs during the past two years and you will continue to incur them through the third quarter of 2016. Please tell us how your presentation complies with these criteria.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 68

6.   We note the disclosures added on pages 69, 73 and 74 stating that the majority of growth in GPV during the relevant periods was driven by new sellers as well as increased volume from your existing seller base. Further to prior comment 27, please tell us what consideration you gave to quantifying the extent to which the growth was attributable to new sellers acquired during the period versus increased GPV from existing sellers.

Business, page 96

General

7.   Further to prior comment 30, please tell us what consideration you gave to providing in your Business section a more robust discussion of the material terms of your payment processing agreement and commercial arrangement with Starbucks, as well as historical developments in your relationship with this seller. In this regard, we note that Starbucks accounted for greater than 10% of your total net revenue for fiscal years 2013 and 2014 and the six months ended June, 2015, and that the payment processing agreement is expected to be in effect until the third quarter of 2016. For example, tell us what consideration you gave to discussing management's reasons for deciding not to renew the agreement when it expires in 2016.

8.   In addition, please explain how you concluded your business is not substantially dependent on your payment processing agreement with Starbucks, as stated in your response to prior comment 30.

Payment Processing Overview, page 106

9.   We note the disclosure and chart added in this section in response to our prior comments, including prior comment 26. Please clarify in footnote 9 to the chart, if accurate, that you pay the interchange fee ultimately received by the Issuing Bank.

Executive Compensation, page 150

10.   You disclose that prior to completion of the offering, your board of directors will adopt, and your shareholders will approve, your 2015 Employee Stock Purchase Plan. The ESPP, however, is not listed in your exhibit index. Please advise.

Description of Capital Stock, page 162

11.   Please clarify in the descriptions of your securities at the bottom of page 162 that your outstanding options and warrants will be exercisable for classes of your Class B common stock, as indicated on page 14.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

12.   We note your response to prior comment 32 that transaction losses represent chargebacks on processed transactions for which the company does not expect to recover from the seller or issuing bank, and that they represent the company's inability to collect on a receivable as opposed to payment to a customer. However, it appears that these amounts are reflected as accrued expenses rather than a valuation allowance. In this regard, we note your disclosure on page F-14 that settlements receivable are typically received within one to three business days of the balance sheet date and that no valuation allowances have been established related to the receivable balance as the funds are owed from large, well-established financial institutions and the company has not historically had issues collecting the funds. Clarify how chargebacks represent your inability to collect on a receivable.

13.   We note your response to prior comment 37 that refunds are reversals of transactions initiated by merchants. Clarify the circumstances under which merchants would initiate reversals that are not at the request of a customer or a result of a fraudulent transaction.

Consolidated Statements of Stockholders' Equity, page F-7

14.   We note that you issued 2.6 million shares of common stock in connection with business combinations entered into during the six months ended June 30, 2015. These shares appear to be valued at $8.71 per share. However, the estimated fair value of your common stock as disclosed on page 92 ranged from $10.06 to $15.25 during this period. Clarify how you determined the fair value of your common stock issued in connection with the business combinations.

Notes to the Consolidated Financial Statements

Note 1-Description of Business and Summary of Significant Accounting Policies

Revenue Recognition

Transaction revenue, F-10

15.   We note that you bear the risk of fraudulent transactions as well as certain risks of return transactions and chargebacks. Clarify who bears the risks for all other instances of non-payment by the cardholder. We note also your disclosure on page 107 indicating that of the 2.75% transaction fee you charge, you pay the issuing banks an average of 1.5% to 2% of the transaction amount. Please further describe the services performed by the issuing banks and the risks they assume. Also, further explain why you believe you are the primary obligor with respect to these services as well as other services performed by third parties.

16.   In your response to prior comment 15, you state that other payment processors exclude transaction costs from their GAAP revenue because they pass these costs directly through to their customers and do not bear the risk of these costs, but that the company does bear the risk of these costs because you do not merely pass through these costs to the customer. Please further clarify what you mean by these statements and how these differences impact the determination of primary obligor in the arrangement.

17.   We note your disclosure that revenue is recognized on a gross basis. If true, please clarify to indicate that the gross transaction fee, rather than the total amount of the transaction, is recognized as revenue.

Software and data product revenue, page F-10

18.   In your response to prior comment 43, you state that your agreements with third-party investors include a contingent repurchase provision. Clarify the dollar amount of advances that you have repurchased for each period presented subject to this provision. Further, clarify the dollar amount of advances, if any, that you have repurchased as a matter of business practice or for any other reason. Also clarify your accounting policies for the repurchased advances, including the upfront fee that you recognized upon the sale.

19.   Your response to prior comment 43 states that total MCAs sold to third parties during 2014 were less than 15% of the total MCAs entered into during 2014. However, we note your disclosures on pages 64 and 66 that you currently fund a significant majority of the MCAs from arrangements with third parties. Please reconcile these statements.

20.   We note your response to prior comment 44. It appears that repayment of the future receivable, including the fee you earn, is conditional on the merchant both generating sufficient future sales transactions and continuing its contract with you. We also note

your disclosure on page 32 that consistent with the general nature of MCAs, you do not otherwise have any economic recourse to the seller in the event that it does not process a sufficient volume of payments with you to pay the agreed-upon fixed amount of receivables. Clarify how these advances represent receivables considering that it does not appear that the merchant has an unconditional obligation to repay the amount. Further, clarify why it is appropriate to recognize revenue in advance of recovering the entire cash advance, considering the contingent nature and uncertainty with collectability of the receivables.

Note 3-Merchant Cash Advance Receivable, Net, page F-19

21.   Please further disclose the terms of your merchant cash advances, including that they do not have fixed repayment terms, and that other than in circumstances where sellers do not use Square as their only card payment processing service, you do not have economic recourse to the seller in the event that it does not process a sufficient volume of payments with you to pay the agreed-upon fixed amount of receivables.

22.   Clarify why your merchant advances are classified as current assets. Tell us the expected term over which they will be repaid. Also, tell us what the historical actual repayment term has been for these advances.

Note 6-Goodwill, page F-23

23.   Please further clarify how you took into consideration the guidance in ASC 350-20-35-34 in determining your reporting units. Clarify the management structure of the company that reports to the CODM and whether you consider these managers to be segment managers. Clarify the factors you considered in making this determination. Further, we note that you state in your response that although these services do earn revenue and incur expenses, discrete financial information in the form of a full profit and loss statement is not available. Clarify the specific operating financial information that is available for these businesses and by whom it is reviewed. Tell us how you took into consideration ASC 350-20-55-4, which indicates that discrete financial information can constitute as little as operating information.

Note 13-Stockholders' Equity

Share-Based Compensation, page F-37

24.   We note your disclosure on page F-37 that the fair value of stock options granted to non-employees is initially measured on the date the commitment for performance is reached and remeasured each reporting period. Clarify why the awards are remeasured each reporting period if a commitment for performance has been reached. We refer you to ASC 505-50-30-11.

Note 14-Net Loss Per Share

Unaudited Pro Forma Net Loss per Share, page F-39

25.   We note your response to prior comment 53. Once the IPO price range is known, if the Series E preferred stock will not convert to Class B common stock on a one-to-one basis, revise your pro forma adjustment and your disclosure to clarify the terms upon which these shares will convert.

Part II

Item 15. Recent Sales of Unregistered Securities

Shares Issued in Connection with Acquisitions, page II-3

26.   We note your response to prior comment 54 listing the facts that support your reliance on Section 4(a)(2) for your unregistered issuances made in connection with acquisitions. Please expand your Part II disclosure to discuss briefly all the significant factors listed in your response, for example the limited number of offerees and your belief that they were all sophisticated and capable of understanding the risks of acquiring the securities. Please also ensure that you discuss the facts supporting your reliance on the exemption pursuant to which you issued the shares of common stock in July 2015. Alternatively, tell us why you do not think such information is required to be provided pursuant to Item 701 of Regulation S-K.

General

27.   We are in receipt of your confidential treatment request and amendment thereto requesting confidential treatment for portions of exhibits 10.12 through 10.14. We will transmit any comments we may have on your request under separate cover.

You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies and Services

cc: Calise Cheng
       Wilson Sonsini Goodrich & Rosati, P.C.